OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	November 3, 2021

American Hospitality Properties REIT, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2386947
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14643 Dallas Parkway, Suite 970, Dallas, Texas 75254

(Full mailing address of principal executive offices)

(214) 750-2967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock

Item 9. Other Events.

On November 3, 2021, the Board of Directors of American Hospitality Properties REIT, Inc. (the “Company”) declared a special cash dividend of $0.20 per share of the Company’s common stock. The dividend is payable on December 15, 2021 to holders of record on November 30, 2021.

99.1 Press release

2 of 3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	American Hospitality Properties REIT, Inc.

By (Signature and Title)	/s/ W.L. “Perch” Nelson

Date	November 3, 2021

3 of 3